Exhibit 21.1

SUBSIDIARIES OF TOPBUILD CORP.
Name	Jurisdiction
American Commercial Insulation, LLC	Delaware
American National Insulation, Inc.	Delaware
Beldon Enterprises, Inc.	Texas
Beldon Roofing & Remodeling Co.	Texas
Bellis Australia Pty Ltd.	Australia
Belprico, Inc.	Texas
Builder Procurement Services, LLC	Delaware
Builder Services Group, Inc.	Florida
Clark’s Quality Roofing, LLC	Utah
Classic Roofing, LLC	Arizona
Crossroads C&I Distributors, Inc.	B.C., Canada
Ideal Products of America Holdings, LLC	Delaware
Ideal Products of Canada Ltd.	Alberta, Canada
Ideal Products of Hong Kong Limited	Hong Kong
Paragon Roofing, LLC	Texas
PR Midco LLC	Delaware
Progressive Services, Inc.	Arizona
Specialty Distribution Group, LLC	Virginia
SPI Australia HoldCo Pty, Ltd.	Australia
Tomoka Assurance, Inc.	Vermont
TopBuild Home Services, Inc.	Delaware
TopBuild Support Services, Inc.	Delaware